UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 7, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	General Manager

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated Balance Sheets as of March 31, 2013 (Unaudited) and December 31, 2012, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and Cash Flows (Unaudited) for the Three Months Ended March 31, 2013 and 2012

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Consolidated Financial Statements

Contents	Pages

Consolidated balance sheets – March 31, 2013 (Unaudited) and December 31, 2012	1

Consolidated statements of income (Unaudited) - For the three months ended March 31, 2013 and 2012	2

Consolidated statements of comprehensive income (Unaudited) - For the three months ended March 31, 2013 and 2012	3

Consolidated statements of changes in stockholders’ equity and redeemable noncontrolling interest (Unaudited) - For the three months ended March 31, 2013 and 2012	4

Consolidated statements of cash flows (Unaudited) - For the three months ended March 31, 2013 and 2012	5

Notes to consolidated financial statements (Unaudited)	6–54

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Consolidated balance sheets
March 31, 2013 and December 31, 2012
(in US$ thousand, except share amounts)

	Notes	March 31, 2013 (Unaudited)	December 31, 2012 (Audited)
Assets
Cash and due from banks	4,19	3,410	6,718
Interest-bearing deposits in banks (including pledged deposits of $6,542 in 2013 and $14,519 in 2012)	4,19	577,630	700,312
Trading assets (including pledged securities to creditors of $1,618 in 2013 and $1,262 in 2012)	5,18,19	5,084	5,265
Securities available-for-sale (including pledged securities to creditors of $235,391 in 2013 and $ $152,340 in 2012)	6,19	299,210	183,017
Securities held-to-maturity (fair value of $39,217 in 2013 and $34,149 in 2012) (including pledged securities to creditors of $13,010 in 2013 and $19,453 in 2012)	6,19	39,237	34,113
Investment fund	7,19	105,544	105,888
Loans	8,19	5,848,775	5,715,556
Less:
Allowance for loan losses	9,19	70,808	72,976
Unearned income and deferred fees		5,572	7,100
Loans, net		5,772,395	5,635,480

Customers' liabilities under acceptances	19	2,728	1,157
Accrued interest receivable	19	36,115	37,819
Premises and equipment (net of accumulated depreciation and amortization of $12,412 in 2013 and $11,688 in 2012)		12,194	12,808
Derivative financial instruments used for hedging - receivable	16,18,19	26,240	19,239
Other assets		14,055	14,580
Total assets		6,893,842	6,756,396

Liabilities and stockholders' equity
Deposits:	10,19
Noninterest-bearing - Demand		624	580
Interest-bearing - Demand		159,254	131,295
Time		2,431,663	2,185,385
Total deposits		2,591,541	2,317,260

Trading liabilities	5,18,19	7,871	32,304
Securities sold under repurchase agreement	4,5,6,11,18,19	240,827	158,374
Short-term borrowings	12,19	1,536,497	1,449,023
Acceptances outstanding	19	2,728	1,157
Accrued interest payable	19	23,855	17,943
Borrowings and long-term debt	13,19	1,617,811	1,905,540
Derivative financial instruments used for hedging - payable	16,18,19	7,715	11,747
Reserve for losses on off-balance sheet credit risk	9	7,278	4,841
Other liabilities		10,401	28,348
Total liabilities		6,046,524	5,926,537

Commitments and contingencies	15,19,20

Redeemable noncontrolling interest		1,896	3,384

Stockholders' equity:	14,17,21
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,529,851 in 2013 and 2,531,926 in 2012		20,683	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,529,970 in 2013 and 29,271,067 in 2012)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		118,617	121,419
Capital reserves		95,210	95,210
Retained earnings		438,342	422,048
Accumulated other comprehensive loss	6,17	(942)	(730)
Treasury stock		(85,785)	(91,452)
Total stockholders' equity		845,422	826,475
Total liabilities and stockholders' equity		6,893,842	6,756,396

The accompanying notes are an integral part of these consolidated financial statements (Unaudited)

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Consolidated statements of income (Unaudited)
For the three months ended March 31, 2013 and 2012
(in US$ thousand, except per share amounts)

	Notes	2013	2012
Interest income:	17
Deposits with banks		296	584
Trading assets		-	69
Investment securities:
Available-for-sale		1,286	2,619
Held-to-maturity		229	175
Investment fund		64	603
Loans		46,529	44,329
Total interest income		48,404	48,379
Interest expense:	17
Deposits		3,131	3,072
Investment fund		30	14
Short-term borrowings		5,267	7,019
Borrowings and long-term debt		13,957	8,644
Total interest expense		22,385	18,749
Net interest income		26,019	29,630

Reversal of provision for loan losses	9	2,171	3,508

Net interest income, after reversal of provision for loan losses		28,190	33,138

Other income (expense):
(Provision) reversal of provision for losses on off-balance sheet credit risk	9	(2,437)	903
Fees and commissions, net		2,399	2,298
Derivative financial instruments and hedging	16	(516)	440
Net gain from investment fund trading		1,269	2,809
Net gain from trading securities		4,776	8,430
Net gain on sale of securities available-for-sale	6	115	4,306
Net loss on foreign currency exchange		(4,596)	(7,950)
Other income, net		585	935
Net other income		1,595	12,171

Operating expenses:
Salaries and other employee expenses		7,769	7,302
Depreciation and amortization of premises and equipment		722	457
Professional services		644	828
Maintenance and repairs		386	426
Expenses from the investment fund		748	967
Other operating expenses		3,183	2,664
Total operating expenses		13,452	12,644

Net income from continuing operations		16,333	32,665

Net loss from discontinued operations	3	(27)	(304)

Net income		16,306	32,361

Net income attributable to the redeemable noncontrolling interest		12	140

Net income attributable to Bladex stockholders		16,294	32,221

Amounts attributable to Bladex stockholders:

Net income from continuing operations		16,321	32,525
Net loss from discontinued operations		(27)	(304)
		16,294	32,221

Earning per share from continuing operations:
Basic	14	0.43	0.87

Diluted	14	0.43	0.87

Loss per share from discontinued operations:
Basic	14	(0.00)	(0.01)

Diluted	14	(0.00)	(0.01)

Earning per share:
Basic	14	0.43	0.86

Diluted	14	0.43	0.86

Weighted average basic shares	14	38,218	37,281

Weighted average diluted shares	14	38,313	37,566

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Consolidated statements of comprehensive income (Unaudited)
For the three months ended March 31, 2013 and 2012
(in US$ thousand, except per share amounts)

	Notes	2013	2012

Net income		16,306	32,361

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized (losses) gains arising from the period	17	(492)	7,710
Less: reclassification adjustments for net gains included in net income	17	(117)	(3,841)
Net change in unrealized gains (losses) on securities available for sale		(609)	3,869

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains arising from the period	17	233	140
Less: reclassification adjustments for net (gains) losses included in net income	17	165	(926)
Net change in unrealized losses (gains) on derivative financial instruments		398	(786)

Foreign currency translation adjustment, net of hedges:
Current period change		94	(101)
Change in foreign currency translation adjustment		94	(101)

Other comprehensive (loss) income		(117)	2,982

Comprehensive income		16,189	35,343

Comprehensive income attributable to the redeemable noncontrolling interest		107	131

Comprehensive income attributable to Bladex stockholders		16,082	35,212

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest (Unaudited)
For the three months ended March 31, 2013 and 2012
(in US$ thousand, except per share amounts)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2012	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547
Net income	-	-	-	32,221	-	-	32,221	140
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	744
Other comprehensive income	-	-	-	-	2,991	-	2,991	(9)
Compensation cost - stock options and stock units plans	-	587	-	-	-	-	587	-
Exercised options and stock units vested	-	(6,288)	-	-	-	12,122	5,834	-
Dividends declared	-	-	-	(18,588)	-	-	(18,588)	-
Balances at March 31, 2012	279,980	124,476	95,210	386,277	(121)	(103,495)	782,327	6,422

Balances at January 1, 2013	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384
Net income	-	-	-	16,294	-	-	16,294	12
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,595)
Other comprehensive loss	-	-	-	-	(212)	-	(212)	95
Compensation cost - stock options and stock units plans	-	700	-	-	-	-	700	-
Exercised options and stock units vested	-	(3,502)	-	-	-	5,667	2,165	-
Dividends declared	-	-	-	-	-	-	-	-
Balances at March 31, 2013	279,980	118,617	95,210	438,342	(942)	(85,785)	845,422	1,896

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Consolidated statements of cash flows (Unaudited)
For the three months ended March 31, 2013 and 2012
(in US$ thousand, except per share amounts)

	2013	2012
Cash flows from operating activities:
Net income	16,306	32,361
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	(9,872)	(14,036)
Depreciation and amortization of premises and equipment	722	457
Reversal of provision for loan losses	(2,171)	(3,508)
Provision (reversal of provision) for losses on off-balance sheet credit risk	2,437	(903)
Net gain on sale of securities available-for-sale	(115)	(4,306)
Compensation cost - compensation plans	700	587
Amortization of premium and discounts on investments	998	1,282
Net decrease (increase) in operating assets:
Trading assets	281	13,239
Investment fund	343	(1,989)
Accrued interest receivable	1,704	(820)
Other assets	(995)	(2,426)
Net increase (decrease) in operating liabilities:
Trading liabilities	(24,433)	(5,573)
Accrued interest payable	5,912	3,645
Other liabilities	(4,939)	(4,197)
Net change from discontinued operating activities	28	(92)
Net cash (used in) provided by operating activities	(13,094)	13,721

Cash flows from investing activities:
Net decrease in pledged deposits	7,977	8,106
Net decrease in deposits with original maturities greater than three months	-	30,000
Net increase in loans	(149,744)	(141,798)
Proceeds from the sale of loans	15,000	2,180
Acquisition of equipment and leasehold improvements	(109)	(17)
Proceeds from the redemption of securities available-for-sale	277	-
Proceeds from the sale of securities available-for-sale	5,260	186,968
Purchases of investments available-for-sale	(123,961)	(17,944)
Purchases of investments held-to-maturity	(5,260)	-
Net change from discontinued investing activities	(3)	-
Net cash (used in) provided by investing activities	(250,563)	67,495

Cash flows from financing activities:
Net increase in due to depositors	274,170	90,413
Net increase (decrease) in short-term borrowings and securities sold under repurchase agreements	169,927	(513,313)
Proceeds from borrowings and long-term debt	5,000	216,608
Repayments of borrowings and long-term debt	(292,729)	(136,197)
Dividends paid	(11,340)	(9,265)
Subscriptions of redeemable noncontrolling interest	-	744
Redemptions of redeemable noncontrolling interest	(1,595)	-
Exercised stock options	2,165	5,834
Net cash provided by (used in) financing activities	145,598	(345,176)

Effect of exchange rate fluctuations on cash and cash equivalents	46	197

Net decrease in cash and cash equivalents	(118,013)	(263,763)
Cash and cash equivalents at beginning of the period	692,511	789,490
Cash and cash equivalents at end of the period	574,498	525,727

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	16,473	15,104

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc., is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercises control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, which serves as investment manager for Bladex Offshore Feeder Fund (the “Feeder”) and Bladex Capital Growth Fund (the “Fund”). In February 2012, Bladex Asset Management Inc., was registered with the Securities and Exchange Commission (“SEC”) as an investment adviser. On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

-	The Feeder is an entity in which Bladex Head office owns 98.74% and 98.06% as of March 31, 2013 and December, 31, 2012, respectively. The Feeder was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invests substantially all its assets in the Fund, which is also incorporated under the laws of the Cayman Islands. The Feeder and the Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of the Fund is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in Bladex Latam Fundo de Investimento Multimercado, which was also incorporated under the laws of Brazil on July 26, 2011.

The objective of Bladex Latam Fundo de Investimento Multimercado (the “Brazilian Fund”) is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets. Bladex Latam Fundo de Investimento Multimercado is registered with the Brazilian Securities Commission (“CVM”). This fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. As of March 31, 2013 and December 31, 2012, Bladex Investimentos Ltda. holds 92.38% and 82.90%, respectively, of the Brazilian Fund’s net asset value.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owns 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owns 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owns the remaining 0.0001%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provides investment advisory services to Bladex Latam Fundo de Investimento Multimercado.

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru, in Bogota, Colombia, and an international administrative office in Miami, Florida, USA.

Bladex Head Office owns 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware, USA. This company owns “Class C” shares of the Fund that entitle it to receive a performance allocation on third-party investments in the Feeder and in the Fund.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

2.	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature is considered non-authoritative.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the “Feeder-Master” structure where the Feeder’s shareholding is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company. In those cases, the Feeder, and thereby Bladex indirectly, consolidates its participation in the Fund in one line item in the balance sheet, as required by the specialized accounting in the ASC Topic 946 - Financial Services – Investment Companies.

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

d)	Equity method

Investments in companies in which Bladex Head Office exercises significant influence, but not control over its financial and operating policies, and holds an equity participation of at least 20% but not more than 50%, are initially accounted for at cost, which is subsequently adjusted to record the participation of the investment in gains (losses) of the investee after the acquisition date.

e)	Specialized accounting for investment companies

The Feeder and the Fund are organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Fund which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Fund in a single line item equal to its proportionate share of the net assets of the Fund, regardless of the level of Feeder’s interest in the Fund. The Feeder records the Fund’s results by accounting for its participation in the net interest income and expenses of the Fund, as well as its participation in the realized and unrealized gains or losses of the Fund.

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Fund, reporting it within the “Investment fund” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholders’ equity. The Bank reports interest income and expense from the Fund in the Investment fund line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Fund are reported in “Expenses from the investment fund” line item in the consolidated statements of income.

f)	Use of estimates

The preparation of the consolidated financial statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

g)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

h)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the consolidated statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security. Changes in fair value of the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in earnings of the period within net gain (loss) from trading securities.

i)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting. These amounts include the derivative assets and liabilities net of cash received or paid, respectively, under legally enforceable master netting agreements.

Trading assets and liabilities are carried at fair value. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

j)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Interest on securities is recognized based on the interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Securities available-for-sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (OCI) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the debt security.

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

k)	Investment Fund

The Feeder records its investment in the Fund at fair value, which is the Feeder’s proportionate interest in the net assets of the Fund. The Fund invests in trading assets and liabilities that are carried at fair value. The Fund reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments.

l)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets.

m)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s Management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank Management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s Management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders. A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.
7	Special Mention

Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard

Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful

Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 5 are reviewed annually, ratings 6 are reviewed semi-annually, and those with ratings above 6 are reviewed quarterly.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

n)	Transfer of financial assets

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Gains or losses on sale of loans depend in part on the carrying amount of the financial instrument involved in the transfer, and its fair value at the date of transfer.

o)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices. The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.
-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Standard & Poor’s (“S&P”) probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

p)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

q)	Premises and equipment

Premises and equipment, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization, except land, which was carried at acquisition cost. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years. The building was depreciated in a period of 40 years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

r)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

s)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

t)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

u)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings.

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. The Bank applies the shortcut method of hedge accounting that does not recognize ineffectiveness in hedges of interest rate swap that meet the requirements of ASC Topic 815-20-25-104. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the consolidated statement of income when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

v)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Other comprehensive income (loss) in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain (loss) on foreign currency exchange item.

w)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	The Feeder, the Fund, and BLX Brazil Ltd. are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026 for the Feeder and the Fund, and until November 23, 2030 for BLX Brazil Ltd.
•	Bladex Representacao Ltda., Bladex Investimentos Ltda., and Bladex Asset Management Brazil – Gestora de Recursos Ltda. are subject to income taxes in Brazil.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

x)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.

y)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

z)	Recently issued accounting standards

During 2012 and 2011, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2013-05 – Foreign Currency Matters (Topic 830)

The objective of the amendments in this Update is to resolve the diversity in practice about the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary, the parent is required to release any related cumulative translation adjustment into net income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity, and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

This update is effective for annual and interim periods beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Early adoption is permitted. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

3.	Discontinued operations

Since the fourth quarter of 2012, the Bank applies discontinued operations accounting to the operations of the Asset Management unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations. Amounts reported in the consolidated financial statements of income and cash flows for the three months ended March 31, 2012 have been reclassified to conform to the presentation of discontinued operations in the three months ended March, 31, 2013. The reclassification of amounts in the consolidated statements of cash flows for the first quarter 2012 did not affect the totals of operating, investing and financing activities. The book value of assets of the Asset Management unit is not significant; so have not been reported as assets held-for-sale in the consolidated balance sheet.

The following table summarizes the operating results of the discontinued operations:

	Three months ended March 31,
(In thousands of US$)	2013	2012
Other income:
Fees and commissions (1)	610	703
Other income	13	13
	623	716
Operating expenses:
Salaries and other employee expenses	(304)	(402)
Depreciation and amortization	(5)	(6)
Professional services	(159)	(291)
Maintenance and repairs	(1)	(1)
Other operating expenses	(181)	(320)
Total operating expenses	(650)	(1,020)
Net loss from discontinued operations	(27)	(304)

(1)	Includes management fees from the investment fund for $567 thousand, and $684 thousand in the three months ended March 31, 2013 and 2012, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	March 31,	December 31,
(In thousands of US$)	2013	2012
Cash and due from banks	3,410	6,718
Interest-bearing deposits in banks	577,630	700,312
Total	581,040	707,030
Less:
Pledged deposits	6,542	14,519
	574,498	692,511

On March 31, 2013 and December 31, 2012, the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of March 31, 2013 and December 31, 2012, the Bank had pledged deposits with a carrying value of $3.5 million and $11.5 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	March 31,	December 31,
(In thousands of US$)	2013	2012
Trading assets:
Sovereign bonds	5,046	5,146
Cross-currency swaps	30	49
Forward foreign exchange	-	50
Future contracts	8	20
Total	5,084	5,265
Trading liabilities:
Interest rate swaps	79	100
Cross-currency interest rate swaps	7,792	32,182
Forward foreign exchange	-	22
Total	7,871	32,304

Sovereign bonds outstanding as of March 31, 2013 and December 31, 2012, generated gains of $0.1 million, which have been recorded in earnings.

As of March 31, 2013 and December 31, 2012, bonds with a carrying value of $1.6 million and $1.3 million, respectively, secured repurchase agreements accounted for as secured borrowings and derivative financial instruments transactions.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

During the three months ended March 31, 2013 and 2012, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Three months ended March 31,
(In thousands of US$)	2013	2012
Interest rate swaps	(3)	(150)
Cross-currency swaps	67	-
Cross-currency interest rate swaps	4,794	8,351
Forward foreign exchange	(15)	(56)
Future contracts	191	429
Total	5,034	8,574

These amounts are reported in the Net gain from trading securities and Net gain from the investment fund trading lines in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 16.

As of March 31, 2013 and December 31, 2012, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges which hedge accounting was discontinued during 2012. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest expense line over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of fair value hedge accounting are recorded in Net gain from trading securities.

As of March 31, 2013 and December 31, 2012, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	March 31, 2013			December 31, 2012
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	32,248	-	79	35,291	-	100
Cross-currency swap	1,011	30	-	-	-	-
Cross-currency interest rate swaps	49,213	-	7,792	155,081	49	32,182
Forward foreign exchange	-	-	-	7,152	50	22
Future contracts	1,881	8	-	6,896	20	-
Total	84,353	38	7,871	204,420	119	32,304

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

6.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	March 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	35,251	228	108	35,371
Colombia	23,057	79	142	22,994
Chile	9,610	51	62	9,599
Panama	2,059	-	8	2,051
Peru	14,502	69	107	14,464
	84,479	427	427	84,479
Sovereign debt:
Brazil	34,479	1,754	116	36,117
Colombia	25,740	16	330	25,426
Chile	4,595	-	53	4,542
Honduras	14,979	171	24	15,126
Mexico	35,014	1,683	63	36,634
Panama	47,142	1,625	110	48,657
Trinidad and Tobago	4,791	-	105	4,686
Venezuela	42,673	884	14	43,543
	209,413	6,133	815	214,731
Total	293,892	6,560	1,242	299,210

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	13,581	158	-	13,739
Colombia	986	60	-	1,046
Chile	1,967	87	-	2,054
Peru	530	17	-	547
	17,064	322	-	17,386

Sovereign debt:
Brazil	28,783	1,965	-	30,748
Colombia	15,489	-	199	15,290
Chile	1,061	1	-	1,062
Honduras	15,986	224	-	16,210
Mexico	20,553	1,779	-	22,332
Panama	37,845	1,828	-	39,673
Venezuela	39,548	801	33	40,316
	159,265	6,598	232	165,631
Total	176,329	6,920	232	183,017

As of March 31, 2013 and December 31, 2012, securities available-for-sale with a carrying value of $235.4 million and $152.3 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	March 31, 2013
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	48,767	427	-	-	48,767	427
Sovereign debt	64,206	676	10,009	139	74,215	815
	112,973	1,103	10,009	139	122,982	1,242

	December 31, 2012
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Sovereign debt	10,188	79	10,009	153	20,197	232
	10,188	79	10,009	153	20,197	232

Gross unrealized losses are related mainly to changes in market interest rates and other market factors, and not due to underlying credit concerns by the Bank about the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Three months ended March 31,
(In thousands of US$)	2013	2012
Gains	116	4,417
Losses	(1)	(111)
Net	115	4,306

The amortized cost and fair value of securities available-for-sale by contractual maturity as of March 31, 2013, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value
Due within 1 year	34,163	32,250
After 1 year but within 5 years	177,590	183,585
After 5 years but within 10 years	82,139	81,375
	293,892	299,210

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	March 31, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Panama	15,726	-	56	15,670
Sovereign debt:
Colombia	13,010	4	2	13,012
Honduras	8,501	1	12	8,490
Panama	2,000	45	-	2,045
	23,511	50	14	23,547
Total	39,237	50	70	39,217

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Panama	12,660	-	-	12,660
Sovereign debt:
Colombia	13,011	4	3	13,012
Honduras	6,442	9	19	6,432
Panama	2,000	45	-	2,045
	21,453	58	22	21,489
Total	34,113	58	22	34,149

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of March 31, 2013, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value
Due within 1 year	19,917	19,963
After 1 year but within 5 years	19,320	19,254
	39,237	39,217

As of March 31, 2013 and December 31, 2012, securities held-to-maturity with a carrying value of $13.0 million and $19.4 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

7.	Investment fund

The balance in the investment fund for $105.5 million as of March 31, 2013 and $105.9 million as of December 31, 2012 represents the participation of the Feeder in the net asset value (NAV) of the Fund.

The Fund’s net assets are mainly composed by cash, investments in equity and debt instruments, and derivative financial instruments that are quoted and traded in active markets. For financial instruments for which quoted prices are not available, the Fund uses independent valuations from pricing providers that use valuation models considering market information.

As of March 31, 2013, the Feeder owns 98.55% of the Fund with a total of 78,696.9 shares issued, divided in 839.0 “Class A” shares, 207.6 “Class A1” shares and 77,650.3 “Class B” shares.

As of December 31, 2012, the Feeder owns 97.95% of the Fund with a total of 79,335.7 shares issued, divided in 839.0 “Class A” shares, 846.4 “Class A1” shares and 77,650.3 “Class B” shares.

The Fund has issued “Class A”, “Class A1”, “Class B”, “Class C”, “Class D”, “Class E” and “Class E1” shares and administrative shares. “Class A”, “Class A1” and “Class B” shares are participating shares in the net gains (losses) of the Fund, and only differ in relation to certain administrative fees. “Class C” and “Class D” shares do not participate in the net gains (losses) of the Fund; they are only entitled to the performance allocation from “Class A”, “Class A1” and “Class B” shares. The “Class E” and “Class E1” shares are not subject to either administrative fees or performance allocation. The Bank owns the Feeder’s and the Fund’s administrative shares.

“Class A”, “Class A1” and “Class E” shares can be redeemed monthly by investors with 30 days’ notice. $100 million of the “Class B” shares can be redeemed starting in 2013.

8.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	March 31,	December 31,
	2013	2012
Corporations:
Private	2,345,891	2,202,613
State-owned	846,222	538,638
Banking and financial institutions:
Private	1,482,830	1,775,938
State-owned	461,361	416,085
Middle-market companies:
Private	688,163	681,912
Sovereign	24,308	100,370
Total	5,848,775	5,715,556

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	March 31,	December 31,
	2013	2012
Banking and financial institutions	1,944,191	2,192,023
Industrial	1,137,051	1,108,223
Oil and petroleum derived products	1,313,005	894,368
Agricultural	897,522	853,377
Services	182,454	210,925
Mining	10,253	22,122
Sovereign	24,308	100,370
Others	399,991	334,148
Total	5,848,775	5,715,556

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	March 31, 2013
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,345,891	846,222	1,482,830	461,361	688,163	24,308	5,848,775
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,345,891	846,222	1,482,830	461,361	688,163	24,308	5,848,775

(In thousands of US$)	December 31, 2012
Rating (1)	Corporations		Banking and financial institutions		Middle-market companies	Sovereign	Total
	Private	State-owned	Private	State-owned	Private
1-6	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556

(1)	Current ratings as of March 31, 2013 and December 31, 2012, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The remaining loan maturities are summarized as follows:

(In thousands of US$)	March 31,	December 31,
	2013	2012
Current:
Up to 1 month	1,260,034	1,155,222
From 1 month to 3 months	1,350,340	1,475,201
From 3 months to 6 months	992,278	962,377
From 6 months to 1 year	1,016,405	752,822
From 1 year to 2 years	515,984	662,511
From 2 years to 5 years	699,402	692,884
More than 5 years	13,475	14,539
	5,847,918	5,715,556
Delinquent	857	-
Total	5,848,775	5,715,556

As of March 31, 2013 and December 31, 2012, there were no impaired loans.

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	March 31,	December 31,
	2013	2012
Country:
Argentina	195,421	222,159
Belgium	-	30,692
Brazil	1,723,750	1,773,401
Chile	234,031	309,712
Colombia	470,761	450,037
Costa Rica	328,474	196,857
Dominican Republic	177,904	110,688
Ecuador	208,330	173,782
El Salvador	54,810	66,013
France	-	59,501
Guatemala	243,653	273,051
Honduras	63,318	70,701
Jamaica	36,747	9,772
Mexico	625,166	495,954
Netherlands	71,258	77,336
Nicaragua	13,429	10,169
Panama	183,734	277,144
Paraguay	39,833	27,060
Peru	800,022	841,032
Spain	9,695	9,695
Trinidad and Tobago	204,912	119,347
United States	-	2,925
Uruguay	163,528	108,528
	5,848,775	5,715,556

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	March 31,	December 31,
	2013	2012

Fixed interest rates	3,464,816	3,282,876
Floating interest rates	2,383,959	2,432,680
	5,848,775	5,715,556

As of March 31, 2013 and December 31, 2012, 89% and 92%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

The following is a summary of information in non-accruing loans, and interest amounts on non-accruing loans:

(In thousands of US$)	March 31,	December 31,
	2013	2012
Loans in non-accrual status
Private corporations	-	-
Private middle-market companies	-	-
Total loans in non-accrual status	-	-

	Three months ended March 31,
	2013	2012
Interest which would have been recorded if the loans had not been in a non-accrual status	-	535
Interest income collected on non-accruing loans	-	517

An analysis of non-accruing loans with impaired balances as of March 31, 2013 and December 31, 2012 is detailed as follows:

(In thousands of US$)	March 31, 2013			Three months ended March 31, 2013
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded Private corporations	-	-	-	-	-
Total	-	-	-	-	-

(In thousands of US$)	December 31, 2012			Three months ended March 31, 2012
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized
With an allowance recorded Private corporations	-	-	-	24,000	517
Total	-	-	-	24,000	517

As of March 31, 2013 and December 31, 2012, there were no impaired loans without related allowance.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

As of March 31, 2013 and December 31, 2012, the Bank did not have any troubled debt restructurings.

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	March 31, 2013
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	3,192,113	3,192,113
Banking and financial institutions	-	-	-	-	-	-	1,944,191	1,944,191
Middle-market companies	-	-	-	-	-	-	688,163	688,163
Sovereign	-	-	-	-	-	-	24,308	24,308
Total	-	-	-	-	-	-	5,848,775	5,848,775

(In thousands of US$)	December 31, 2012
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,741,251	2,741,251
Banking and financial institutions	-	-	-	-	-	-	2,192,023	2,192,023
Middle-market companies	-	-	-	-	-	-	681,912	681,912
Sovereign	-	-	-	-	-	-	100,370	100,370
Total	-	-	-	-	-	-	5,715,556	5,715,556

As of March 31, 2013 and December 31, 2012, the Bank has credit transactions in the normal course of business with 29% of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of March 31, 2013 and December 31, 2012, approximately 16% and 18%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of March 31, 2013, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the three months ended March 31, 2013 and 2012, the Bank sold loans with a book value of $15 million and $2.2 million, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

9.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

Following tables disclose the activity in the allowance for loan losses during the three-month periods ended March 31, 2013 and 2012:

(In thousands of US$)	Three months ended March 31, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the year	32,488	28,836	10,887	765	72,976
Provision (reversal of provision) for loan losses	2,259	(4,055)	235	(610)	(2,171)
Loan recoveries and other	-	3	-	-	3
Loans written-off against the allowance for loan losses	-	-	-	-	-
Balance at end of the year	34,747	24,784	11,122	155	70,808

Components:
Generic allowance	34,747	24,784	11,122	155	70,808
Specific allowance	-	-	-	-	-
Total allowance for loan losses	34,747	24,784	11,122	155	70,808

(In thousands of US$)	Three months ended March 31, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the year	48,865	30,523	8,952	207	88,547
Provision (reversal of provision) for loan losses	2,531	(5,904)	(98)	(37)	(3,508)
Loan recoveries and other	-	(9)	-	-	(9)
Loans written-off against the allowance for loan losses	(5,820)	-	-	-	(5,820)
Balance at end of the year	45,576	24,610	8,854	170	79,210

Components:
Generic allowance	35,976	24,610	8,854	170	69,610
Specific allowance	9,600	-	-	-	9,600
Total allowance for loan losses	45,576	24,610	8,854	170	79,210

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The decrease in the generic allowance for loan losses in 2013 was primarily due to an increased exposure in countries, customers and type of transactions with better ratings and a decreased exposure in those with lower ratings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	March 31, 2013
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	34,747	24,784	11,122	155	70,808
Specific allowance	-	-	-	-	-
Total of allowance for loan losses	34,747	24,784	11,122	155	70,808
Loans
Loans with generic allowance	3,192,113	1,944,191	688,163	24,308	5,848,775
Loans with specific allowance	-	-	-	-	-
Total loans	3,192,113	1,944,191	688,163	24,308	5,848,775

(In thousands of US$)	December 31, 2012
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total of allowance for loan losses	32,488	28,836	10,887	765	72,976
Loans
Loans with generic allowance	2,741,251	2,192,023	681,912	100,370	5,715,556
Loans with specific allowance	-	-	-	-	-
Total loans	2,741,251	2,192,023	681,912	100,370	5,715,556

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Three months ended March 31,
	2013	2012
Balance at beginning of the year	4,841	8,887
Provision (reversal of provision) for losses on off-balance sheet credit risk	2,437	(903)
Balance at end of the year	7,278	7,984

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 15). The 2013’s increase in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

10.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	March 31,	December 31,
(In thousands of US$)	2013	2012
Demand	159,878	131,875
Up to 1 month	1,541,987	1,194,102
From 1 month to 3 months	470,123	540,619
From 3 months to 6 months	137,009	281,120
From 6 months to 1 year	265,000	152,000
From 1 year to 2 years	13,000	7,000
From 2 years to 5 years	4,544	10,544
	2,591,541	2,317,260

The following table presents additional information about deposits:

	March 31,	December 31,
(In thousands of US$)	2013	2012

Aggregate amounts of time deposits of $100,000 or more	2,431,663	2,185,277
Aggregate amounts of deposits in offices outside Panama	229,403	229,170
Interest expense paid to deposits in offices outside Panama	347	1,332

11.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $240.8 million and $158.4 million as of March 31, 2013 and December 31, 2012, respectively.

During the three months ended March 31, 2013 and 2012, interest expense related to financing transactions under repurchase agreements totaled $0.3 million and $0.8 million, respectively. These expenses are included in the interest expense – borrowings line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

12.	Short-term borrowings

The breakdown of short-term borrowings due to financial institutions, together with contractual interest rates, is as follows:

	March 31,	December 31,
(In thousands of US$)	2013	2012
Advances from financial institutions:
At fixed interest rates	1,272,000	1,181,133
At floating interest rates	264,497	267,890
Total short-term borrowings	1,536,497	1,449,023

Average outstanding balance during the year	1,353,289	967,629

Maximum balance at any month-end	1,536,497	1,449,023

Range of fixed interest rates on borrowings in U.S. dollars	0.68% to 1.84%	0.75% to 1.92%

Range of floating interest rates on borrowings in U.S. dollars	1.03% to 1.31%	1.06% to 1.99%

Fixed interest rate on borrowings in Euros	-	0.70%

Floating interest rate on borrowings in Mexican pesos	5.20%	5.14% to 5.25%

Weighted average interest rate at end of the year	1.38%	1.48%

Weighted average interest rate during the year	1.48%	1.79%

The balances of short-term borrowings by currency, is as follows:

(In thousands of US$)	March 31, 2013	December 31, 2012
Currency
U.S. dollar	1,496,000	1,365,500
Euro	-	39,633
Mexican peso	40,497	43,890
Total	1,536,497	1,449,023

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

13.	Borrowings and long-term debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	March 31,	December 31,
(In thousands of US$)	2013	2012
Borrowings:
At fixed interest rates with due dates from April 2013 to September 2013	732	1,435
At floating interest rates with due dates from April 2013 to November 2014	1,002,987	1,296,785
Total borrowings	1,003,719	1,298,220
Debt:
At fixed interest rates with due dates from November 2014 to April 2017	452,104	453,373
At floating interest rates with due dates in March 2015	161,988	153,947
Total debt	614,092	607,320

Total borrowings and long-term debt outstanding	1,617,811	1,905,540

Average outstanding balance during the year	1,829,983	1,893,580

Maximum outstanding balance at any month-end	1,893,149	2,152,584

Fixed interest rates on debt in U.S. dollars	3.75%	3.75%

Range of floating interest rates on borrowings and debt in U.S. dollars	0.60% to 2.40%	0.68% to 2.40%

Range of fixed interest rates on borrowings in Mexican pesos	7.60% to 9.90%	7.60% to 9.90%

Range of floating interest rates on borrowings and debt in Mexican pesos	4.98% to 5.83%	5.50% to 6.34%

Fixed interest rate on debt in Peruvian nuevos soles	6.50%	6.50%

Weighted average interest rate at the end of the period	2.93%	2.16%

Weighted average interest rate during the period	2.88%	2.74%

The balances of long-term debt and borrowings by currency, is as follows:

(In thousands of US$)	March 31, 2013	December 31, 2012
Currency
U.S. dollar	1,293,698	1,518,592
Mexican peso	276,623	338,760
Peruvian nuevo sol	47,490	48,188
Total	1,617,811	1,905,540

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its initials in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of March 31, 2013, the Bank was in compliance with all covenants.

The future remaining maturities of long-term debt and borrowings outstanding as of March 31, 2013, are as follows:

(In thousands of US$)
Due in:	Outstanding

2013	111,467
2014	939,742
2015	161,988
2016	-
2017	404,614
1,617,811

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

14.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Three months ended March 31,
	2013	2012
Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	16,321	35,525
Net loss from discontinued operations	(27)	(304)
Net income attributable to Bladex stockholders for both basic and diluted EPS	16,294	32,221

Basic earnings per share from continuing operations	0.43	0.87
Diluted earnings per share from continuing operations	0.43	0.87

Basic income (loss) per share from discontinued operations	(0.00)	(0.01)
Diluted income (loss) per share from discontinued operations	(0.00)	(0.01)

Basic earnings per share	0.43	0.86
Diluted earnings per share	0.43	0.86

Weighted average common shares outstanding - applicable to basic EPS	38,218	37,281
Effect of dilutive securities (1):
Stock options and restricted stock units plans	95	285
Adjusted weighted average common shares outstanding applicable to diluted EPS	38,313	37,566

(1)	As of March 31, 2013 and 2012, the computation of earnings per share did not exclude any weighted-average options.

15.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

	March 31,	December 31,
(In thousands of US$)	2013	2012
Confirmed letters of credit	66,806	106,415
Stand-by letters of credit and guarantees - Commercial risk	44,569	25,167
Credit commitments	268,085	103,294
	379,460	234,876

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

As of March 31, 2013, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	347,753
From 1 to 2 years	1,000
From 2 to 5 years	30,069
After 5 years	638
379,460

As of March 31, 2013 and December 31, 2012 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)	March 31,	December 31,
Country:	2013	2012
Bolivia	1,220	820
Brazil	23,000	23,630
Chile	157,839	6,084
Colombia	29,508	9,098
Costa Rica	1,000	1,000
Dominican Republic	1,540	1,535
Ecuador	55,548	79,760
El Salvador	475	625
Guatemala	177	180
Honduras	585	562
Mexico	15,640	27,289
Panama	71,929	58,219
Peru	9,902	2,843
Venezuela	11,097	23,231
	379,460	234,876

Letters of credit and guarantees

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

16.	Derivative financial instruments for hedging purposes

As of March 31, 2013 and December 31, 2012, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	March 31, 2013			December 31, 2012
	Nominal	Fair Value (1)		Nominal	Fair Value (1)
(In thousands of US$)	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	480,000	8,264	5,305	480,000	8,319	6,600
Cross-currency interest rate swaps	237,435	10,704	626	236,866	3,525	4,665
Cash flow hedges:
Cross-currency interest rate swaps	41,911	7,157	67	42,001	7,333	23
Forward foreign exchange	55,107	10	1,717	75,733	62	411
Net investment hedges:
Forward foreign exchange	13,199	105	-	6,196	-	48
Total	827,652	26,240	7,715	840,796	19,239	11,747

Net gain (loss) on the ineffective portion of hedging activities (2)	(516)			440

(1) The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.

(2) Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income.

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

Three months ended March 31, 2013
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Cross-currency interest rate swaps	(439)	Gain (loss) on foreign currency exchange	-	-

Forward foreign exchange	(1,657)	Interest income – loans	(21)	-
		Interest expense - borrowings	31	-
		Gain (loss) on foreign currency exchange	(288)	-
Total	(2,096)		(278)	-

Derivatives – net investment hedge
Forward foreign exchange	(112)	Gain (loss) on foreign currency exchange	-	-
Total	(112)		-	-

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended March 31, 2012
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	217

Cross-currency interest rate swaps	979	Gain (loss) on foreign currency exchange	398	-

Forward foreign exchange	(1,056)	Interest income – loans	(71)	-
		Interest expense - borrowings	256	-
		Gain (loss) on foreign currency exchange	343	-
Total	140		926	-

Derivatives – net investment hedge
Forward foreign exchange	(206)	Gain (loss) on foreign currency exchange	-	-
Total	(206)		-	-

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

Three months ended March 31, 2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(753)	1,082	329
	Interest income – loans	(1)	14	13
	Interest expense – borrowings and debt	684	(4,047)	(3,363)

	Derivative financial instruments and hedging (ineffectiveness)	(741)	716	(25)

Cross-currency interest rate swaps	Interest income – loans	(98)	211	113
	Interest expense – borrowings and debt	1,929	(3,356)	(1,427)

	Derivative financial instruments and hedging (ineffectiveness)	6,431	(6,922)	(491)
	Gain (loss) on foreign currency exchange	(429)	458	29
		7,022	(11,844)	(4,822)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended March 31, 2012
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – available-for-sale	(824)	1,235	411

	Derivative financial instruments and hedging (ineffectiveness)	440	-	440
	Interest income – loans	(9)	14	5
	Interest expense – borrowings and debt	1,566	(2,992)	(1,426)
	Gain (loss) on foreign currency exchange	15,997	(16,287)	(290)
		17,170	(18,030)	(860)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 1.64 years.

The Bank estimates that approximately $52 thousand of losses reported in OCI as of March 31, 2013 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the rest of 2013.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 5.

17.	Accumulated other comprehensive income (loss)

As of March 31, 2013 and 2012 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total
Balance as of January 1, 2013	933	(368)	(1,295)	(730)
Net unrealized gains (loss) arising from the period	(492)	233	-	(259)
Reclassification adjustment for gains (loss) included in net income (1)	(117)	165	-	48
Foreign currency translation adjustment, net	-	-	(1)	(1)
Other comprehensive income (loss) from the period	(609)	398	(1)	(212)
Balance as of March 31, 2013	324	30	(1,296)	(942)

Balance as of January 1, 2012	(1,728)	(640)	(744)	(3,112)
Net unrealized gains arising from the period	7,710	140	-	7,850
Reclassification adjustment for (loss) included in net income (1)	(3,841)	(926)	-	(4,767)
Foreign currency translation adjustment, net	-	-	(92)	(92)
Other comprehensive income (loss) from the period	3,869	(786)	(92)	2,991
Balance as of March 31, 2012	2,141	(1,426)	(836)	(121)

(1) Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

Three months ended March 31, 2013
(In thousands of US$)
Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	116	Net gain on sale of securities available-for-sale
117
Gain (loss) on derivative financial instruments:
Forward foreign exchange	(21)	Interest income - loans
	31	Interest expense - borrowings
	(175)	Net gain (loss) on foreign currency exchange
(165)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended March 31, 2012
(In thousands of US$)
Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	3,841	Net gain on sale of securities available-for-sale

Gain (loss) on derivative financial instruments:
Forward foreign exchange	(71)	Interest income - loans
	256	Interest expense - borrowings
	741	Net gain (loss) on foreign currency exchange
926

18.	Offsetting of financial assets and liabilities

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

March 31, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	26,294	(16)	26,278	-	(2,950)	23,328

December 31, 2012
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	19,385	(27)	19,358	-	(2,950)	16,408

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of March 31, 2013 and December 31, 2012:

(In thousands of US$)	March 31, 2013			December 31, 2012
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet
Derivative financial instruments:
Trading assets	54	(16)	38	146	(27)	119
Derivative financial instruments used for hedging - receivable	26,240	-	26,240	19,239	-	19,239
Total derivative financial instruments	26,294	(16)	26,278	19,385	(27)	19,358

b)	Financial liabilities and derivative financial instruments - liabilities

March 31, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	240,827	-	240,827	(239,297)	(1,530)	-
Derivative financial instruments	15,602	(16)	15,586	-	(2,010)	13,576
Total	256,429	(16)	256,413	(239,297)	(3,540)	13,576

December 31, 2012
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount

Securities sold under repurchase agreements	158,374	-	158,374	(157,705)	(669)	-
Derivative financial instruments	44,078	(27)	44,051	-	(10,849)	33,202
Total	202,452	(27)	202,425	(157,705)	(11,518)	33,202

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of March 31, 2013 and December 31, 2012:

(In thousands of US$)	March 31, 2013			December 31, 2012
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet

Securities sold under repurchase agreements	240,827	-	240,827	158,374	-	158,374
Derivative financial instruments:
Trading liabilities	7,887	(16)	7,871	32,331	(27)	32,304
Derivative financial instruments used for hedging - payable	7,715	-	7,715	11,747	-	11,747
Total derivative financial instruments	15,602	(16)	15,586	44,078	(27)	44,051

19.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Trading assets and liabilities and securities available-for-sale

Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Securities available for sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Investment fund

The Fund invests in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the Fund uses independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Fund is not traded in an active market and, therefore, representative market quotes are not readily available. Its fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investment is classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	March 31, 2013
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	5,046	-	-	5,046
Cross-currency swaps	30	-	-	30
Future contracts	8	-	-	8
Total trading assets	5,084	-	-	5,084
Securities available-for-sale
Corporate debt	84,479	-	-	84,479
Sovereign debt	214,731	-	-	214,731
Total securities available-for-sale	299,210	-	-	299,210
Investment fund	-	105,544	-	105,544
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	8,264	-	8,264
Cross-currency interest rate swaps	-	17,861	-	17,861
Forward foreign exchange	-	115	-	115
Total derivative financial instruments used for hedging – receivable	-	26,240	-	26,240
Total assets at fair value	304,294	131,784	-	436,078

Liabilities
Trading liabilities
Interest rate swaps	-	79	-	79
Cross-currency interest rate swaps	-	7,792	-	7,792
Total trading liabilities	-	7,871	-	7,871
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	5,305	-	5,305
Cross-currency interest rate swaps	-	693	-	693
Forward foreign exchange	-	1,717	-	1,717
Total derivative financial instruments used for hedging - payable	-	7,715	-	7,715
Total liabilities at fair value	-	15,586	-	15,586

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	December 31, 2012
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	5,146	-	-	5,146
Cross-currency swaps	49	-	-	49
Forward foreign exchange	-	50	-	50
Future contracts	20	-	-	20
Total trading assets	5,215	50	-	5,265
Securities available-for-sale
Corporate debt	17,386	-	-	17,386
Sovereign debt	165,355	276	-	165,631
Total securities available-for-sale	182,741	276	-	183,017
Investment fund	-	105,888	-	105,888
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	8,319	-	8,319
Cross-currency interest rate swaps	-	10,858	-	10,858
Forward foreign exchange	-	62	-	62
Total derivative financial instruments used for hedging - receivable	-	19,239	-	19,239
Total assets at fair value	187,956	125,453	-	313,409

Liabilities
Trading liabilities
Interest rate swaps	-	100	-	100
Cross-currency interest rate swaps	-	32,182	-	32,182
Forward foreign exchange	-	22	-	22
Total trading liabilities	-	32,304	-	32,304
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	6,600	-	6,600
Cross-currency interest rate swaps	-	4,688	-	4,688
Forward foreign exchange	-	459	-	459
Total derivative financial instruments used for hedging - payable	-	11,747	-	11,747
Total liabilities at fair value	-	44,051	-	44,051

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-end. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value are not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period.

Borrowings and short and long-term debt

The fair value of short-term and long-term debt and borrowings is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	March 31, 2013
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets:
Instruments with carrying value that approximates fair value	619,883	619,883	-	619,833	-

Securities held-to-maturity	39,237	39,228	21,502	17,726	-
Loans, net of allowance (1)	5,772,395	5,919,497	-	5,919,497	-

Financial liabilities:
Instruments with carrying value that approximates fair value	2,858,951	2,859,167	-	2,859,167	-

Short-term borrowings	1,536,497	1,540,031	-	1,540,031	-
Borrowings and long-term debt	1,617,811	1,645,324	-	1,645,324	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	7,502	7,285	-	7,285	-

(1) The carrying value of loans is net of the Allowance for loan losses of $70.8 million for March 31, 2013.

(In thousands of US$)	December 31, 2012
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)

Financial assets:
Instruments with carrying value that approximates fair value	746,006	746,006	-	746,006	-

Securities held-to-maturity	34,113	34,149	19,444	14,705	-
Loans, net of allowance (1)	5,635,480	5,784,172	-	5,784,172	-

Financial liabilities:
Instruments with carrying value that approximates fair value	2,494,734	2,494,824	-	2,494,824	-

Short-term borrowings	1,449,023	1,453,159	-	1,453,159	-
Borrowings and long-term debt	1,905,540	1,922,544	-	1,922,544	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	5,781	4,841	-	4,841	-

(1) The carrying value of loans is net of the Allowance for loan losses of $73.0 million for December 31, 2012.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

20.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

21.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of March 31, 2013, the Bank’s capital adequacy ratio is 15.4% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

22.	Business segment information

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The Asset Management unit was discontinued since the fourth quarter of 2012. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

In 2011, the Bank made the following changes in the measurement methods used to determine segment profit or loss. Current interest expense allocation methodology reflects allocated funding on a matched-funded basis, net of risk adjusted capital by business segment. Current operating expense allocation methodology allocates overhead expenses based on resource consumption by business segment. Prior methodology allocated interest expenses and overhead operating expenses based on the segments average portfolio.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “reversal (provision) for credit losses”) which Bank’s management considers distort trend analysis.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies. These measures, therefore, may not be comparable to similar measurements used by other companies.

Commercial incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Treasury incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the Investment Fund and the assets of the Brazilian Fund. Operating income from the Treasury Segment includes net interest income from deposits with banks, trading securities and securities available-for-sale and held-to-maturity, net interest margin related to the Feeder’s participation in the net interest margin of the Fund, derivative and hedging activities, net gain from investment fund trading, net gain from trading securities, net gain on sale of securities available-for-sale, net loss on foreign currency exchange, and allocated income and operating expenses. Operating income from this segment also includes the net interest margin from the Brazilian Fund, as well as net gain from trading securities, fee income, and allocated operating expenses from the Brazilian Fund. The Treasury segment information for 2012 includes the results of the Investment Fund and the Brazilian Fund for those years, in order to conform to the presentation of this segment in 2013.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	March 31,
(In thousands of US$)	2013	2012
COMERCIAL
Interest income	46,529	44,478
Interest expense	(19,144)	(17,662)
Net interest income	27,385	26,816
Net other income (2)	2,836	2,972
Operating expenses	(9,850)	(8,498)
Net operating income (3)	20,371	21,290
Reversal of provision (provision) for loan and off-balance sheet credit losses	(266)	4,411
Net income attributable to Bladex stockholders	20,105	25,701

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	5,843,203	5,086,665
Other assets and contingencies (5)	383,058	351,576
Total interest-earning assets, other assets and contingencies	6,226,261	5,438,241
TREASURY
Interest income	1,876	3,901
Interest expense	(3,241)	(1,087)
Net interest income	(1,365)	2,814
Net other income (2)	1,195	8,296
Operating expenses	(3,602)	(4,148)
Net operating income (3)	(3,772)	6,962
Net income (loss)	(3,772)	6,962

Net income attributable to the redeemable noncontrolling interest	12	140
Net income (loss) attributable to Bladex stockholders	(3,784)	6,822

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)	1,030,115	945,841
Third party participation	(1,896)	(6,422)
Total interest-earning assets and third participation	1,028,219	939,419

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	March 31,
(In thousands of US$)	2013	2012
TOTAL
Interest income	48,404	48,379
Interest expense	(22,385)	(18,749)
Net interest income	26,019	29,630
Net other income (2)	4,032	11,268
Operating expenses	(13,452)	(12,644)
Net operating income (3)	16,599	28,254
Reversal of provision (provision) for loans and off-balance sheet credit losses	(266)	4,411
Net income – business segment	16,333	32,665
Net income (loss) attributable to the redeemable noncontrolling interest	12	140
Net income attributable to Bladex stockholders – business segment	16,321	32,525
Discontinued operations (Note 3)	(27)	(304)
Net income attributable to Bladex stockholders	16,294	32,221

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)	6,873,318	6,032,506
Other assets and contingencies (5)	383,058	351,576
Third party participation	(1,896)	(6,422)
Total interest-earning assets, other assets and contingencies	7,254,480	6,377,660

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses.

Reconciliation of Net other income:
Net other income – business segment	4,032	11,268
(Provision) reversal of provision for losses on off-balance sheet credit risk	(2,437)	903
Net other income – consolidated financial statements	1,595	12,171

(1)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(2)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(3)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(4)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.

	March 31, 2013	March 31, 2012
Reconciliation of Total assets:
Interest-earning assets – business segment	6,873,318	6,032,506
Allowance for loan losses	(70,808)	(79,210)
Customers’ liabilities under acceptances	2,728	2,040
Accrued interest receivable	36,115	38,988
Premises and equipment	12,194	6,225
Derivative financial instruments used for hedging - receivable	26,240	9,895
Other assets	14,055	19,872
Total assets – consolidated financial statements	6,893,842	6,030,316

Geographic information is as follows:

	March 31, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	44,243	33	4,096	32	48,404
Interest expense	(22,008)	-	(347)	(30)	(22,385)
Net interest income	22,235	33	3,749	2	26,019

Long-lived assets:
Premises and equipment, net	11,816	7	371	-	12,194

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	March 31, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	43,891	67	3,885	536	48,379
Interest expense	(18,424)	-	(311)	(14)	(18,749)
Net interest income	25,467	67	3,574	522	29,630

Long-lived assets:
Premises and equipment, net	5,711	10	504	-	6,225

	December 31, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Long-lived assets:
Premises and equipment, net	12,397	8	403	-	12,808

3.	Subsequent events

On April 2, 2013, Bladex announced the finalization of its definitive agreement for the sale of its Asset Management Unit. The Asset Management Unit is being sold to Alpha4X Asset Management, LLC (“Alpha4X”), a newly-formed company that is majority-owned by former members of the Asset Management Unit. Bladex will continue to invest in the fund under Alpha4X’s management in its role as anchor investor for a period of up to three years.

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